                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    0     )*
                                          ---------

                       The Pakistan Investment Fund, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    695844100
           --------------------------------------------------------
                                 (CUSIP Number)

              James J. Greenberger, Esq., 180 North LaSalle Street, Suite 2700, Chicago, Illinois 60601 - (312) 346-1300
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 16, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 695844100                                       Page  2  of  8  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

               Hermes Investment Management Limited
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*

               AF
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

               United Kingdom
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power              742,600
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                 0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power              742,600
                             --------------------------------------------------
                             (10) Shared Dispositive      0
                                    Power
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                 742,600
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                 6.4%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

                                 IA
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 695844100                                       Page  3  of  8  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

               Hermes Pensions Management Limited
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*

               AF
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

               United Kingdom
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                 0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                 0
                             --------------------------------------------------
                             (10) Shared Dispositive      0
                                    Power
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                 742,600
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                 6.4%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

                                 IA
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 695844100                                       Page  4  of  8  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

               B T Pension Scheme
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*

               WC
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

               United Kingdom
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                 0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                 0
                             --------------------------------------------------
                             (10) Shared Dispositive      0
                                    Power
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                 383,180
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                 3.3%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

                                 EP
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 695844100                                       Page  5  of  8  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

               Post Office Staff Superannuation Scheme
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*

               WC
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

               United Kingdom
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                 0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                 0
                             --------------------------------------------------
                             (10) Shared Dispositive      0
                                    Power
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                 359,420
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                 3.1%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

                                 EP
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                           SCHEDULE 13D - PAGE 6 OF 8

                                  SCHEDULE 13D

                       THE PAKISTAN INVESTMENT FUND, INC.
                              (CUSIP No. 695844100)

     REPORTING GROUP:    HERMES INVESTMENT MANAGEMENT LIMITED
                         HERMES PENSIONS MANAGEMENT LIMITED
                         BT PENSION SCHEME
                         POST OFFICE STAFF SUPERANNUATION SCHEME


ITEM 1. SECURITY AND ISSUER

     This statement relates to the common stock of The Pakistan Investment Fund, Inc., par value $.01 per share. The principal executive offices of The Pakistan Investment Fund, Inc. is located at 1221 Avenue of the Americas, New York, NY 10020.



ITEM 2. IDENTIFY AND BACKGROUND

     The persons filing this statement are Hermes Investment Management Limited ("Hermes Investment"), Hermes Pensions Management Limited ("Hermes Pensions"), the BT Pension Scheme ("BT") and the Post Office Staff Superannuation Scheme ("POSS") (BT and POSS being hereafter collectively referred to as the "Schemes"). The Schemes are each employee pension funds organized under the laws of the United Kingdom. Hermes Investment and Hermes Pensions are companies organized under the laws of the United Kingdom. Hermes Investment is a wholly-owned subsidiary of Hermes Pensions. The sole business of Hermes Pensions and Hermes Investment is managing the investments of the Schemes and one related entity. The principal offices of each of the reporting persons is located at Standon House, 21 Mansell Street, London E1 8AA, United Kingdom. During the last five years none of the reporting persons has been convicted of any criminal offense or has been subject to any judgment, decree or final order relating to federal or state securities laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All funds used to make the purchases reported on this form were obtained from the working capital of the Schemes. Prior to the purchases reported on this form, Hermes Investment had acquired 253,700 shares of the common stock of the issuer for the account of BT and 238,900 shares of the common stock of the issuer for the account of POSS.

                           SCHEDULE 13D - PAGE 7 OF 8

ITEM 4. PURPOSE OF TRANSACTION

     All purchases reported on this form were made for investment purposes only. None of the reporting persons has any plans or proposals which relate to or would result in any of the actions or events described in subsections (a) through (j) of Item 4.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The reporting persons believe that approximately 11,605,000 shares of the common stock of the issuer are outstanding. The aggregate number and percentage of the class of securities reported and beneficially owned by the reporting persons is as follows:

Reporting Person              Number of Shares              Percentage
- ----------------              ----------------              ----------

Hermes Investment                  742,600                   6.4%

Hermes Pensions                    742,600                   6.4%

BT                                 383,180                   3.3%

POSS                               359,420                   3.1%

     (b) Hermes Investment has the sole power to vote and the sole power to direct the disposition of all of the securities beneficially owned by the reporting persons, comprising 742,600 shares of the common stock of the issuer.

     (c) Hermes Investment made the following purchases of common stock of the issuer for the account of the indicated beneficiary through Barings Securities in London. No sales were made during the period referenced below:

Trade Date                    BT                  POSS                PRICE
- ----------                    --                  ----                -----

May 16, 1996                  51,600              48,400              $6.75

May 16, 1996                  77,880              72,120              $6.75

     (d)  Not applicable.

     (e)  Not applicable.

                           SCHEDULE 13D - PAGE 8 OF 8

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to Investment Management Agreements between Hermes Investment and each of BT and POSS, dated March 31, 1995, Hermes Investment acts as an investment advisor to the Schemes and has sole voting power and power to direct the disposition of securities acquired for their benefit by Hermes Investment. Hermes Pensions is a wholly-owned subsidiary of BT and Hermes Investment is a wholly-owned subsidiary of Hermes Pensions.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

     Dated: June 14, 1996


HERMES INVESTMENT                       HERMES PENSIONS
MANAGEMENT LIMITED                      MANAGEMENT LIMITED



By: /s/ F.W. LeGrice                    By: /s/ F.W. LeGrice
   ------------------                      ------------------
Title:  F.W. LeGrice                    Title:  F.W. LeGrice
      Company Secretary                       Company Secretary
POST OFFICE STAFF                       BT PENSION SCHEME
SUPERANNUATION SCHEME



By: /s/ Illegible                       By: /s/ Illegible
   ------------------                      -------------------
Title: POSS - Finance Secretary         Title: BT PENSION SCHEME - Secretary